United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Five Point Holdings, LLC

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

33833Q106

(CUSIP Number)

Castlelake, L.P.

250 Nicollet Mall Suite 900

Minneapolis, MN 55401

Attention: Stephen Venable

Phone: (612) 851-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 33833Q106	13D	Page 1 of 28 Pages

1	Names of Reporting Persons Castlelake I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,218,206
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,218,206
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,206
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 2 of 28 Pages

1	Names of Reporting Persons Castlelake I GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,218,206
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,218,206
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,206
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 3 of 28 Pages

1	Names of Reporting Persons Castlelake II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 4 of 28 Pages

1	Names of Reporting Persons Castlelake II Opportunities, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 5 of 28 Pages

1	Names of Reporting Persons TCS II REO USA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,774
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,774
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,774
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO

CUSIP No. 33833Q106	13D	Page 6 of 28 Pages

1	Names of Reporting Persons HPSCP Opportunities, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 7 of 28 Pages

1	Names of Reporting Persons Castlelake II, GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,786
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,786
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 8 of 28 Pages

1	Names of Reporting Persons Castlelake RA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,786
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,786
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO

CUSIP No. 33833Q106	13D	Page 9 of 28 Pages

1	Names of Reporting Persons Castlelake III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 10 of 28 Pages

1	Names of Reporting Persons Castlelake III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 11 of 28 Pages

1	Names of Reporting Persons Castlelake IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 12 of 28 Pages

1	Names of Reporting Persons Castlelake IV GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 13 of 28 Pages

1	Names of Reporting Persons CL V Investment Solutions LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 33833Q106	13D	Page 14 of 28 Pages

1	Names of Reporting Persons Castlelake V GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 15 of 28 Pages

1	Names of Reporting Persons COP Investing Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,032
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,032
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,032
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.03%
14	Type of Reporting Person OO

CUSIP No. 33833Q106	13D	Page 16 of 28 Pages

1	Names of Reporting Persons Castlelake Opportunities Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,032
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,032
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,032
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.03%
14	Type of Reporting Person OO

CUSIP No. 33833Q106	13D	Page 17 of 28 Pages

1	Names of Reporting Persons Castlelake, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,239,238
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,239,238
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,239,238
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person PN

CUSIP No. 33833Q106	13D	Page 18 of 28 Pages

1	Names of Reporting Persons Rory O’Neill
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,283,024
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,283,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,283,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person IN

CUSIP No. 33833Q106	13D	Page 19 of 28 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Shares (the “Class A Common Shares”) of Five Point Holdings, LLC (the “Issuer”), a limited liability company formed under the laws of Delaware, whose principal executive offices are located at 2000 FivePoint, 4th Floor, Irvine, California 92618.

Item 2.	Identity and Background.

The Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Castlelake I, L.P. (“Castlelake I”);

(2)	Castlelake I GP, L.P. (“Castlelake I GP” and, together with Castlelake I, the “Castlelake I Fund Entities”);

(3)	Castlelake II, L.P. (“Castlelake II”);

(4)	Castlelake II Opportunities, L.P. (“Opportunities II”);

(5)	TCS II REO USA, LLC (“TCS II”);

(6)	HPSCP Opportunities, L.P. (“HPSCP”);

(7)	Castlelake II, GP, L.P. (“Castlelake II GP” and, together with Castlelake II, Opportunities II, TCS II and HPSCP, the “Castlelake II Fund Entities”);

(8)	Castlelake RA, LLC (“Castlelake RA”);

(9)	Castlelake III, L.P. (“Castlelake III”);

(10)	Castlelake III GP, L.P. (“Castlelake III GP” and, together with Castlelake III, the “Castlelake III Fund Entities”);

(11)	Castlelake IV, L.P. (“Castlelake IV”);

(12)	Castlelake IV GP, L.P. (“Castlelake IV GP” and, together with Castlelake IV, the “Castlelake IV Fund Entities”);

(13)	CL V Investment Solutions LLC (“CL V”);

(14)	Castlelake V GP, L.P. (“Castlelake V GP” and, together with CL V, the “CL V Fund Entities”);

(15)	COP Investing Partners, LLC (“COP”);

(16)	Castlelake Opportunities Partners, LLC (“COP LLC” and, together with COP as the “COP Fund Entities”);

(17)	Castlelake, L.P. (“Castlelake”); and

(18)	Rory O’Neill.

The Castlelake I Fund Entities, the Castlelake II Fund Entities, Castlelake RA, the Castlelake III Fund Entities, the Castlelake IV Fund Entities, the CL V Fund Entities, the COP Fund Entities and Castlelake are each organized under the laws of the State of Delaware. Mr. O’Neill is a citizen of the United States.

The business address of each of the Reporting Persons is 250 Nicollet Mall Suite 900, Minneapolis, MN 55401.

Each of the Reporting Persons, other than Mr. O’Neill, is principally engaged in the business of investing in securities, including the Issuer. The principal occupation of Mr. O’Neill is managing partner and chief executive officer of Castlelake.

CUSIP No. 33833Q106	13D	Page 20 of 28 Pages

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), Castlelake I, Castlelake II, Opportunities II and certain affiliates thereof acquired 3,910,858 Class A Common Shares. Additionally, Castlelake II, Opportunities II and Castlelake III purchased an aggregate of 1,785,714 Class A Common Shares in the IPO at $14.00 per share for an aggregate purchase price of $24,999,996 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO. Following the IPO, certain of the Reporting Persons acquired, transferred and/or disposed of Class A Common Shares in transactions that did not result in changes in collective beneficial ownership equal to one percent or more of the class of Class A Common Shares.

The Reporting Persons obtained the funds for the acquisition of the foregoing securities through capital contributions from their limited partners.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Statement for investment purposes.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

Immediately prior to the initial closing of the transactions contemplated by the Share Purchase Agreement (discussed in Item 5(c) below), the aggregate number of Class A Common Shares and percentage of Class A Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, was as set forth below. Percent of class is based upon 69,358,504 Class A Common Shares outstanding as of July 12, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed on July 19, 2024.

CUSIP No. 33833Q106	13D	Page 21 of 28 Pages

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Castlelake I, L.P.	3,218,206	4.6%	0	3,218,206	0	3,218,206
Castlelake I GP, L.P.	3,218,206	4.6%	0	3,218,206	0	3,218,206
Castlelake II, L.P.	992,411	1.4%	0	992,411	0	992,411
Castlelake II Opportunities, L.P.	25,446	*	0	25,446	0	25,446
TCS II REO USA, LLC	43,774	0.1%	0	43,774	0	43,774
HPSCP Opportunities, L.P.	12	*	0	12	0	12
Castlelake II, GP, L.P.	1,061,643	1.5%	0	1,061,643	0	1,061,643
Castlelake RA, LLC	1,061,643	1.5%	0	1,061,643	0	1,061,643
Castlelake III, L.P.	1,043,977	1.5%	0	1,043,977	0	1,043,977
Castlelake III GP, L.P.	1,043,977	1.5%	0	1,043,977	0	1,043,977
Castlelake IV, L.P.	391,170	0.6%	0	391,170	0	391,170
Castlelake VI GP, L.P.	391,170	0.6%	0	391,170	0	391,170
CL V Investment Solutions LLC	483,213	0.7%	0	483,213	0	483,213
Castlelake V GP, L.P.	483,213	0.7%	0	483,213	0	483,213
COP Investing Partners, LLC	21,032	*	0	21,032	0	21,032
Castlelake Opportunities Partners, LLC	21,032	*	0	21,032	0	21,032
Castlelake, L.P.	5,157,598	7.4%	0	5,157,598	0	5,157,598
Rory O’Neill	6,219,241	9.0%	0	6,219,241	0	6,219,241

*	Less than 0.1%

CUSIP No. 33833Q106	13D	Page 22 of 28 Pages

Castlelake I GP is the general partner of Castlelake I, and in such capacity may be deemed to share beneficial ownership of the securities held by Castlelake I. Castlelake II GP is the general partner of Castlelake II, Opportunities II and HPSCP, and is the managing member of TCS II, and in such capacities may be deemed to share beneficial ownership of the securities held by such entities. Castlelake III GP is the general partner of Castlelake III, and in such capacity may be deemed to share beneficial ownership of the securities held by Castlelake III. Castlelake IV GP is the general partner of Castlelake IV, and in such capacity may be deemed to share beneficial ownership of the securities held by Castlelake IV. Caslelake V GP is the managing member of CL V, and in such capacity may be deemed to share beneficial ownership of the securities held by CL V. COP LLC is the managing member of COP, and in such capacity may be deemed to share beneficial ownership of the securities held by COP. Castlelake RA is the investment manager of the Castlelake II Fund Entities, and in such capacity may be deemed to share beneficial ownership of the securities beneficially owned by the Castlelake II Fund Entities. Castlelake is the investment manager of the Castlelake I Fund Entities, the Castlelake III Fund Entities, the Castlelake IV Fund Entities, the CL V Fund Entities and the COP Fund Entities, and in such capacity may be deemed to share beneficial ownership of the securities beneficially owned by such entities. Rory O’Neill is the managing partner and chief executive officer of Castlelake and a managing member of Castlelake RA, and in such capacities may be deemed to share beneficial ownership of the securities beneficially owned by Castlelake and Castlelake RA.

As of the filing date of this Amendment No. 1 to Schedule 13D, and as a result of the initial closing of the transactions contemplated by the Share Purchase Agreement, the aggregate number of Class A Common Shares and percentage of Class A Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, is set forth below.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Castlelake I, L.P.	3,218,206	4.6%	0	3,218,206	0	3,218,206
Castlelake I GP, L.P.	3,218,206	4.6%	0	3,218,206	0	3,218,206
Castlelake II, L.P.	-	*	0	0	0	0
Castlelake II Opportunities, L.P.	-	*	0	0	0	0
TCS II REO USA, LLC	43,774	0.1%	0	43,774	0	43,774
HPSCP Opportunities, L.P.	12	*	0	12	0	12
Castlelake II, GP, L.P.	43,786	0.1%	0	43,786	0	43,786
Castlelake RA, LLC	43,786	0.1%	0	43,786	0	43,786
Castlelake III, L.P.	-	*	0	0	0	0
Castlelake III GP, L.P.	-	*	0	0	0	0
Castlelake IV, L.P.	-	*	0	0	0	0
Castlelake IV GP, L.P.	-	*	0	0	0	0
CL V Investment Solutions LLC	-	*	0	0	0	0
Castlelake V GP, L.P.	-	*	0	0	0	0
COP Investing Partners, LLC	21,032	*	0	21,032	0	21,032
Castlelake Opportunities Partners, LLC	21,032	*	0	21,032	0	21,032
Castlelake, L.P.	3,239,238	4.7%	0	3,239,238	0	3,239,238
Rory O’Neill	3,283,024	4.7%	0	3,283,024	0	3,283,024

*	Less than 0.1%

CUSIP No. 33833Q106	13D	Page 23 of 28 Pages

On September 27, 2024, Castlelake I, Castlelake II, Opportunities II, TCS II, HPSCP, Castlelake III, Castlelake IV, CL V, COP, and certain affiliates thereof entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with GFFP Holdings, LLC (“GFFP”), pursuant to which the following Reporting Persons agreed to sell to GFFP the number of Class A Common Shares set forth opposite such Reporting Persons’ names below.

Reporting Person	Class A Common Shares
Castlelake I	3,218,206
Castlelake II	992,411
Opportunities II	25,446
Castlelake III	1,043,977
Castlelake IV	391,170
TCS II	43,774
HPSCP	12
CL V	483,213
COP	21,032
TOTAL	6,219,241

Also pursuant to the Share Purchase Agreement, (i) the Reporting Persons party thereto, together with certain affiliates, collectively, agreed to sell to GFFP (A) an aggregate of 7,101,625 Class A Units of Five Point Operating Company, LP (the “Operating Company”), (B) an aggregate of 11,863,697 Class A Units of The Shipyard Communities, LLC (“San Francisco Venture”), and (C) an aggregate of 18,965,322 Class B Common Shares of the Issuer; and (ii) certain of such Reporting Persons (the “Seller TRA Entities”) agreed to assign to GFFP their interests under a Tax Receivable Agreement (the “Tax Receivable Agreement”) dated May 2, 2016 by and among the Issuer and the Seller TRA Entities (among others) under which such Seller TRA Entities are entitled to certain payments as set forth therein. The aggregate purchase price payable to the Reporting Persons and their affiliates under the Share Purchase Agreement is $79,349,295.68.

CUSIP No. 33833Q106	13D	Page 24 of 28 Pages

An initial closing of the transactions contemplated by the Share Purchase Agreement occurred on October 8, 2024, at which the following Reporting Persons sold to GFFP the number of Class A Common Shares set forth opposite such Reporting Persons’ names below in exchange for a portion of the aggregate purchase price equal to $9,249,083.55.

Reporting Person	Class A Common Shares
Castlelake II	992,411
Opportunities II	25,446
Castlelake III	1,043,977
Castlelake IV	391,170
CL V	483,213
TOTAL	2,936,217

The balance of the 3,283,024 Class A Common Shares held by the Reporting Persons, and all Class A Units of the Operating Company, Class A Units of San Francisco Venture, and Class B Common Shares of the Issuer held by the Reporting Persons and certain affiliates will be sold to GFFP at a subsequent closing once the conditions to closing set forth in the Share Purchase Agreement are satisfied or waived by the appropriate parties.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement, and is incorporated herein by reference.

(d)	None.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Shares on October 8, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 2, 2016, the Issuer, certain of the Reporting Persons and affiliates thereof, among other parties, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Reporting Persons and such affiliates are entitled to participate in one demand registration, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer. The Registration Rights Agreement also requires the Issuer to register with the SEC the resale of Class A Common Shares held by certain of the Issuer’s existing members and the Class A Common Shares that the Issuer may issue in exchange for Class A Units of the Operating Company, or Class A Units of San Francisco Venture.

On May 2, 2016, the Issuer, certain of the Reporting Persons and affiliates thereof, among other current and former holders of Class A Units of the Operating Company and holders of Class A Units of San Francisco Venture, entered into the Tax Receivable Agreement. The Tax Receivable Agreement provides for payments by the Issuer to such investors or their successors in aggregate amounts equal to 85% of the cash savings, if any, in income tax that the Issuer realizes as a result of (a) increases in tax basis that are attributable to exchanges of Class A Units of the Operating Company for the Issuer’s Class A Common Shares or cash or certain other taxable acquisitions of equity interests by the Issuer, (b) allocations that result from the application of the principles of Section 704(c) of the Internal Revenue Code of 1986, as amended, and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by the Issuer as a result of the Tax Receivable Agreement. The Seller TRA Entities agreed to assign to GFFP their interests under the Tax Receivable Agreement at the subsequent closing of the transactions contemplated by the Share Purchase Agreement once the conditions to closing are satisfied or waived by the appropriate parties.

CUSIP No. 33833Q106	13D	Page 25 of 28 Pages

The foregoing descriptions of the Registration Rights Agreement and the Tax Receivable Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement, and are incorporated herein by reference.

Certain of the Reporting Persons and their affiliates are the record holders of an aggregate of (i) 7,101,625 Class A Units of the Operating Company (the “Operating Company Class A Units”), (ii) 11,830,557 Class A Units of San Francisco Venture (the “San Francisco Venture Class A Units”), and (iii) 18,932,182 Class B Common Shares of the Issuer. Pursuant to the Limited Partnership Agreement, dated as of October 1, 2017, of the Operating Company and the Second Amended and Restated Operating Agreement of San Francisco Venture (as amended by the First Amendment thereto), the San Francisco Venture Class A Units are exchangeable at any time for an equal number of Operating Company Class A Units, which in turn are exchangeable at the option of the Issuer for either (i) Class A Common Shares on a one-for-one basis or (ii) at the election of the Issuer, cash in an amount equal to the market value of such shares at the time of exchange. Upon an exchange of Operating Company Class A Units for Class A Common Shares, an equal number of Class B Common Shares of the Issuer will convert to Class A Common Shares on a 1-for-0.0003 basis.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Share Purchase Agreement, dated September 27, 2024, by and among Castlelake I, Castlelake II, Opportunities II, TCS II, HPSCP, Castlelake III, Castlelake IV, CL V, COP, certain affiliates thereof, and GFFP Holdings, LLC

3	Registration Rights Agreement, dated May 2, 2016, by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-11 filed on April 7, 2017)

4	Tax Receivable Agreement, dated as of May 2, 2016, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.5 to Issuer’s Registration Statement on Form S-11 filed on April 7, 2017)

CUSIP No. 33833Q106	13D	Page 26 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

CASTLELAKE I, L.P.

By:	Castlelake I GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE I GP, L.P.

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE II, L.P.

By: Castlelake II GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE II OPPORTUNITIES, L.P.

By: Castlelake II GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

TCS II REO USA, LLC

By:	Castlelake II GP, L.P., its managing member

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

HPSCP OPPORTUNITIES, L.P.

By:	Castlelake II GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE II, GP, L.P.

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CUSIP No. 33833Q106	13D	Page 27 of 28 Pages

CASTLELAKE RA, LLC

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE III, L.P.

By: Castlelake III GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE III, GP, L.P.

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE IV, L.P.

By:	Castlelake IV GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CASTLELAKE IV, GP, L.P.

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CL V INVESTMENT SOLUTIONS LLC

By:	Castlelake V, GP, L.P., its general partner

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

CUSIP No. 33833Q106	13D	Page 28 of 28 Pages

CASTLELAKE V, GP, L.P.

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

COP INVESTING PARTNERS, LLC

By:	Castlelake Opportunities Partners, LLC, its managing member

By:	/s/ Daniel McNally
Name:	Daniel McNally
Title:	Vice President

CASTLELAKE OPPORTUNITIES PARTNERS, LLC

By:	/s/ Daniel McNally
Name:	Daniel McNally
Title:	Vice President

CASTLELAKE, L.P.

By:	/s/ William Stephen Venable Jr.
Name:	William Stephen Venable Jr.
Title:	Vice President

RORY O’NEILL

/s/ Rory O’Neill